Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 5,018 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 5,018 e) Aggregated information - Volume - Total 5,018 £172,594.11 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer ( a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 3,141 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 3,141 e) Aggregated information - Volume - Total 3,141 £108,034.70 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 5,790 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) €41.360 5,790 e) Aggregated information - Volume - Total 5,790 €239,474.40 f) Date of the transaction 2022-03-22 g) Place of the transaction Amsterdam Stock Exchange – XAMS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Fabian Garcia 2 Reason for the notification a) Position/status President, North America (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 6,649 Unilever PLC ADR shares of 3 1/9p operated under the Unilever Share Plan 2017 operated under the North America Omnibus Equity Compensation Plan. c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $45.520 6,649 e) Aggregated information - Volume - Total 6,649 $302,662.48 f) Date of the transaction 2022-03-22 g) Place of the transaction New York Stock Exchange – XNYS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sunny Jain 2 Reason for the notification a) Position/status President, Beauty & Personal Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 6,578 Unilever PLC ADR shares of 3 1/9p operated under the Unilever Share Plan 2017 operated under the North America Omnibus Equity Compensation Plan. c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $45.520 6,578 e) Aggregated information - Volume - Total 6,578 $299,430.56 f) Date of the transaction 2022-03-22 g) Place of the transaction New York Stock Exchange – XNYS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 12,020 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 12,020 e) Aggregated information - Volume - Total 12,020 £413,427.90 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve

2 Reason for the notification a) Position/status President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 5,299 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 5,299 e) Aggregated information - Volume - Total 5,299 £182,259.11 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification

a) Position/status President, South Asia (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 6,048 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 6,048 e) Aggregated information - Volume - Total 6,048 £208,020.96 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 6,454 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 6,454 e) Aggregated information - Volume - Total 6,454 £221,985.33 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction a) Deferred Bonus Share Award of 7,244 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. b) Reinvestment of dividend under the Unilever PLC Share Incentive Plan c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) a) £34.395 b) £34.1281 7,244 6 e) Aggregated information - Volume - Total 7,250 £249,362.15 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 4,590 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 4,590 e) Aggregated information - Volume - Total 4,590 £157,873.05 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Ritva Sotamaa 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary ( a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Deferred Bonus Share Award of 4,978 Unilever PLC Ordinary shares of 3 1/9p operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £34.395 4,978 e) Aggregated information - Volume - Total 4,978 £171,218.31 f) Date of the transaction 2022-03-22 g) Place of the transaction London Stock Exchange – XLON